

June 30, 2010

Mr. Peter McCausland
Chairman, President and Chief Executive Officer
Airgas, Inc.
259 North Radnor-Chester Road, Suite 100
Radnor, PA 19087- 5283

> **Re:** **Airgas, Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2010**
> **Filed on May 27, 2010**
> **File No. 1-9344**

Dear Mr. McCausland:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. We note that you incorporate the Credit Agreement dated July 25, 2006, Exhibit 4.1, by reference to a previously filed Exchange Act filing. However, it does not appear that you filed all the exhibits and schedules to this agreement when you initially filed it. If these exhibits and schedules have been filed previously, please advise us as to where they are located. Otherwise, in your next Exchange Act filing, please file the full Credit Agreement, including all exhibits and schedules.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have questions regarding the above comment, please contact Errol Sanderson, Financial Analyst, at (202) 551-3746 or me at (202) 551-3397.

Sincerely,

Jay Ingram
Legal Branch Chief